UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Diversified Energy Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-41870	41-2283606
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1600 Corporate Drive Birmingham, Alabama	35242
(Address of Principal Executive Offices)	(Zip Code)

Bradley G. Gray President & Chief Financial Officer (205) 408-0909
(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with This Report)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,
2025.
☑Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 – Resource Extraction Issuer Disclosure and Report
Disclosure of Payments by Resource Extraction Issuers
The specified payment disclosure required by this Form SD is included in Exhibit 2.01 hereto.
Section 3 – Exhibits
Item 3.01 – Exhibits

Exhibit Number	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Diversified Energy Company

September 28, 2026	By:	/s/ Bradley G. Gray
Date		Bradley G. Gray
President & Chief Financial Officer